SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2005

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

INCORPORATION BY REFERENCE

The Registrant's interim report for the second quarter ended June 30, 2005 furnished under this Form 6-K, excluding all sections other than the sections entitled “Consolidated Income Statements”, “Consolidated Balance Sheets”, “Consolidated Cash Flow Statements”, “Consolidated Statements of Changes in Equity” and “Segment Reporting”, is incorporated by reference into the (i) Registration Statement on Form S-8 of the Registrant (File No. 333-115239) and the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to participants under the Berlex Employee Share Ownership Plan and (ii) Registration Statement on Form S-8 of the Registrant (File No. 333-88534) and the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to participants under the Schering Long Term Incentive Plan 2001.

PRESS RELEASE

Schering AG raises outlook for 2005 after strong first six months

Berlin, July 22, 2005 – Schering AG (FSE: SCH, NYSE: SHR) increased net sales in local currencies by 7 percent in the first six months of 2005. Group net sales were slightly impacted by exchange rates fluctuations (–1%). In total, net sales rose by 6 percent to EUR 2.547 billion.

The operating profit amounted to EUR 466 million in the first six months of 2005, 12 percent above the previous year’s figure. Net profit increased by 23 percent to EUR 320 million. Earnings per share improved by 24 percent to EUR 1.68. This high increase is partly due to the sale of a 25 percent stake in Medac GmbH in June 2005. Adjusted for this one-time effect, earnings per share improved by 14 percent to EUR 1.55.

For 2005, Schering AG expects the operating margin to increase and be in the range of 16.5 to 17 percent. Net sales growth of Betaferon® is expected to be in the high single-digit range in local currencies.

“We are very pleased by the excellent business performance of the first six months, which was driven by the success of our innovative products," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “ We are raising our profitability target for 2005 as we expect our strong earnings momentum to continue throughout the second half of this year. ”

In the fertility control area, Schering AG achieved net sales growth of 9 percent [1]. Yasmin® net sales increased by 34 percent (EUR 256 million). Yasmin® is the top-selling birth control pill worldwide.

Net sales of Betaferon®, a product for the treatment of multiple sclerosis, increased by 9 percent (EUR 404 million). In the second quarter, Betaferon® net sales rose by 15 percent.

Net sales for Diagnostic Imaging products increased by 7 percent. With Magnevist®, the leading contrast agent for magnetic resonance imaging, Schering AG achieved growth of 10 percent (EUR 161 million).

A telephone conference for analysts in the English language will take place today, July 22, 2005, at 4 p.m. CET and will be webcast on our homepage at www.schering.de.

Schering AG will publish the Interim Report for the first nine months of the fiscal year 2005 on October 24, 2005.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations:	Oliver Renner,	T: +49-30-468 124 31,	oliver.renner@schering.de
Investor Relations:	Peter Vogt,	T: +49-30-468 128 38,	peter.vogt@schering.de
Investor Relations:	Dr. Jost Reinhard,	T: +49-30-468 150 62,	jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1-2/2005 at a Glance

  NET SALES GROWTH: +7% (currency adjusted)

  OPERATING PROFIT: +12%

  EARNINGS PER SHARE: +24%

In the first half of 2005, the Schering AG Group achieved a net sales increase of 7% currency adjusted. Net sales were less impacted by exchange rate fluctuations (–1%). In total, net sales increased in the first six months by 6% to €2,547m.

The operating profit during the first six months was €466m, 12% above the previous year’s level. Net profit was €320m, increasing by 23% in comparison to the previous year’s figure. Earnings per share rose by 24% to €1.68. The high net profit growth is partially the result of the sale of our 25% stake in Medac GmbH in June 2005.

Cash flows before working capital changes amounted to €390m, 5% above the first six months of 2004. Cash and cash equivalents increased to €942m in comparison to €785m at the end of 2004.

Key data	€m		Change	€m		Change
	Q1-2/2005	Q1-2/2004	in %	Q2/2005	Q2/2004	in %
Net sales	2,547	2,407	+6%	1,336	1,241	+8%
Gross profit	1,936	1,832	+6%	1,016	942	+8%
Operating profit	466	416	+12%	236	202	+17%
Profit before taxes	503	414	+21%	276	203	+36%
Net profit	320	261	+23%	176	131	+34%
Cash flow	390	371	+5%	201	179	+12%

Basic earnings per share (€)	1.68	1.36	+24%	0.92	0.69	+33%
Number of employees (average)	25,244	26,293	–4%	–	–	–

Top-selling products			Net sales Q1-2/2005	Change from Q1-2/2004
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	404	+8%	+9%
2.	Yasmin®	(Gynecology&Andrology)	256	+32%	+34%
3.	Magnevist®	(Diagnostic Imgaging)	161	+8%	+10%
4.	Ultravist®	(Diagnostic Imgaging)	127	+3%	+2%
5.	Iopamiron®	(Diagnostic Imgaging)	116	–3%	–1%
6.	Mirena®	(Gynecology&Andrology)	111	+16%	+17%
7.	Diane®	(Gynecology&Andrology)	86	–12%	–13%
8.	Microgynon®	(Gynecology&Andrology)	64	0%	–1%
9.	Meliane®	(Gynecology&Andrology)	61	+1%	0%
10.	Fludara®	(Oncology)	50	–5%	–5%
	Total		1,436	+8%	+9%
Total as % of Group sales			56%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1-2/2005

Net sales by Region	€m		Change from Q1-2/2004				% of total
	Q1-2/2005	Q1-2/2004*	total	volume/price	currency	structure	Q1-2/2005	Q1-2/2004
Europe Region	1,228	1,184	+4%	+5%	0%	–1%	48%	49%
United States Region	616	565	+9%	+14%	–5%	0%	24%	23%
Japan Region	210	220	–5%	–2%	–3%	0%	8%	9%
Latin America/Canada Region	207	181	+15%	+10%	+5%	0%	8%	8%
Asia/Pacific Region	117	112	+5%	+4%	+2%	–1%	5%	5%
Other Activities	169	145	+17%	+13%	–1%	+5%	7%	6%
Total	2,547	2,407	+6%	+7%	–1%	0%	100%	100%

Q2/2005

Net sales by Region	€m		Change from Q2/2004				% of total
	Q2/2005	Q2/2004*	total	volume/price	currency	structure	Q2/2005	Q2/2004
Europe Region	635	598	+6%	+8%	–1%	–1%	48%	48%
United States Region	333	295	+13%	+16%	–3%	0%	25%	24%
Japan Region	115	124	–8%	–7%	–1%	0%	9%	10%
Latin America/Canada Region	112	92	+22%	+13%	+9%	0%	8%	7%
Asia/Pacific Region	63	57	+11%	+7%	+5%	–1%	5%	5%
Other Activities	78	75	+5%	0%	+1%	+4%	5%	6%
Total	1,336	1,241	+8%	+8%	0%	0%	100%	100%

* Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

All narrative in this section refers to sales growth rates at constant exchange rates unless otherwise indicated.

Europe Region

In the Europe Region, we recorded a net sales increase of 4% in total. After adjusting for structure effects, net sales increased by 5%.

In Germany, the largest market in this Region, net sales increased by 12% after adjusting for structure effects. This increase was the result of a strong business development and, in part, the decrease in the government-imposed manufacturer’s rebate from 16% to now 6% on reimbursable products.

Net sales in Great Britain declined by 5% in the first six months of 2005. This was partially due to government-imposed price reductions. In France, the net sales development remained at the previous year’s level, despite generic competition for Diane®.

Our top-selling products in this Region, Yasmin® and Betaferon®, developed excellently, with net sales increases of 31% and 11%, respectively. Net sales of Diane® declined by 19%, due to generic competition.

United States Region

Our U.S. business grew by 14% in the first six months of the year. In the second quarter alone, net sales increased by 16%.

The net sales increase in the second quarter is in part due to the positive development of Betaseron®. After wholesalers reduced their Betaseron® stock in the first quarter, net sales rose in the second quarter by 19%. In total, net sales of Betaseron® increased by 6% in the first half of 2005.

Our business with Yasmin® developed very well (+29%) with a market share of over 12%. Yasmin® is the most successful branded oral contraceptive in the United States. In addition, Mirena® recorded high net sales increases (+36%), steadily gaining market shares.

Net sales of Magnevist® increased by 23% in the first half of 2005. This net sales expansion is partly due to stocking effects in the first quarter.

The application technologies business for contrast media of our subsidiary Medrad, Inc. continued its dynamic growth trend with a net sales increase of 21%.

Japan Region

In comparison to the previous year, net sales in the Japan Region decreased by 5% in euros. Primarily the negative development of the Yen impacted net sales. Net sales declined by 2% currency adjusted.

In general, the Japanese market for X-ray contrast media is characterized by generic competition. Yet, net sales of our X-ray contrast medium Iopamiron®, which contributes nearly 50% to our Japanese net sales, remained at the previous year’s level.

Latin America/Canada Region

Net sales in the Latin America/Canada Region increased by 10% in the first six months. This increase was particularly driven by the solid development in the largest single markets of this Region, Brazil (+7%), Mexico (+10%) and Canada (+12%).

We were able to boost net sales of our top-selling products, Yasmin® and Betaferon® (+75% and +13%). Yasmin® has now been launched in all major markets in this Region. This positive development of our top-selling products was offset by slight net sales decreases, since certain contraceptives, which are no longer under patent protection, face generic competition.

Asia/Pacific Region

In the Asia/Pacific Region, we recorded an organic net sales growth of 4%. In the second quarter alone, net sales increased by 7%.

In the largest single market, Australia, net sales increased by 2%. The strongest growth was generated in China (+19%).

We recorded a net sales increase of 9% with Ultravist®, our top-selling product in this Region.
In contrast, net sales of Diane® declined by 16%.

Other Activities

Net sales in the Other Activities area, which primarily includes our dermatology business as well as our pharmaceutical chemicals business, increased by 13% after adjustment for currency and structure effects.

Sales Trends by Business Area

Q1-2/2005

Net sales by Business Area and important indication areas*
	€m		Change from Q1-2/2004				% of total
	Q1-2/2005	Q1-2/2004**	total	volume/price	currency	structure	Q1-2/2005	Q1-2/2004
Gynecology&Andrology	933	864	+8%	+8%	0%	0%	37%	36%
Fertility control	786	720	+9%	+9%	0%	0%	31%	30%
Menopause management	86	83	+4%	+5%	–1%	0%	3%	3%
Diagnostic Imaging	672	640	+5%	+7%	–2%	0%	26%	27%
X-ray contrast media	292	293	0%	0%	0%	0%	11%	12%
MRI contrast agents	178	163	+9%	+11%	–2%	0%	7%	7%
Application technologies	137	119	+16%	+21%	–5%	0%	5%	5%
Radiopharmaceuticals	62	62	0%	+1%	–1%	0%	2%	3%
Specialized Therapeutics	567	547	+4%	+8%	–1%	–3%	22%	22%
Central nervous system (CNS)	441	413	+7%	+8%	–1%	0%	17%	17%
Cardiovascular	75	70	+7%	+9%	–2%	0%	3%	3%
Oncology	202	211	–4%	–3%	0%	–1%	8%	9%
Hematology	109	118	–8%	–6%	–2%	0%	4%	5%
Solid Tumors	93	93	0%	0%	+1%	–1%	4%	4%
Other sources	173	145	+20%	+15%	0%	+5%	7%	6%
Dermatology***	110	102	+8%	+8%	0%	0%	4%	4%
Total	2,547	2,407	+6%	+7%	–1%	0%	100%	100%

Q2/2005

Net sales by Business Area and important indication areas*
	€m		Change from Q2/2004				% of total
	Q2/2005	Q2/2004**	total	volume/price	currency	structure	Q2/2005	Q2/2004
Gynecology&Andrology	490	438	+12%	+11%	+1%	0%	37%	35%
Fertility control	407	370	+10%	+9%	+1%	0%	30%	30%
Menopause management	49	35	+39%	+39%	0%	0%	4%	3%
Diagnostic Imaging	350	339	+3%	+4%	–1%	0%	26%	27%
X-ray contrast media	154	155	–1%	–1%	0%	0%	11%	12%
MRI contrast agents	89	87	+2%	+2%	0%	0%	7%	7%
Application technologies	74	65	+16%	+20%	–4%	0%	6%	5%
Radiopharmaceuticals	31	31	+2%	+2%	0%	0%	2%	2%
Specialized Therapeutics	311	284	+9%	+13%	–1%	–3%	23%	23%
Central nervous system (CNS)	242	217	+12%	+12%	0%	0%	18%	17%
Cardiovascular	43	36	+20%	+22%	–2%	0%	3%	3%
Oncology	108	106	+3%	+3%	0%	0%	8%	9%
Hematology	59	59	+1%	+2%	–1%	0%	4%	5%
Solid Tumors	49	47	+4%	+4%	+1%	–1%	4%	4%
Other sources	77	74	+4%	0%	0%	+4%	6%	6%
Dermatology***	57	55	+4%	+3%	+1%	0%	4%	4%
Total	1,336	1,241	+8%	+8%	0%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the key indication areas are listed.

** In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In relation, Business Areas and indication areas have been partly redefined. The previous year’s figures have been adjusted accordingly.

*** External sales of the Intendis Group and net sales of other Group subsidiaries with dermatology products.

All narrative in this section refers to sales growth rates at constant exchange rates unless otherwise indicated.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 8%. Main sales driver was the oral contraceptive, Yasmin®, with a net sales increase of 34%. Yasmin® is the top-selling oral contraceptive worldwide, with a global market share of approximately 13%.

In the menopause management indication area, net sales increased by 5%, due in part to stocking effects of Climara®.

Two Phase III clinical trials with Asoprisnil, a selective progesterone receptor modulator for the therapy of uterine fibroids, have been completed. The results of the trials are currently being evaluated together with our development partner TAP Pharmaceutical Products, Inc. Submission for registration of this product in Europe is planned in 2006.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased by 7%. We achieved strong growth mainly with magnetic resonance imaging contrast agents (+11%) as well as application technologies for contrast media (+21%).

In June 2005, the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion for Vasovist® (MS-325), a novel contrast agent for magnetic resonance angiography. We expect marketing approval in Europe in the fourth quarter of 2005. In January 2005, our partner EPIX Pharmaceuticals, Inc. received an approvable letter from the U.S. Food and Drug Administration (FDA) for Vasovist®. In May 2005, EPIX submitted a response to the FDA.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 8%. Main sales driver was Betaferon®, a product for the treatment of multiple sclerosis (MS). In the first six months of 2005, net sales of Betaferon® rose by 9%, resulting from increases in all major markets.

In June 2005, we completed the BENEFIT study (Betaferon® in Newly Emerging Multiple Sclerosis For Initial Treatment), a two-year investigational treatment with Betaferon® including 468 patients. In this trial, Schering investigates the efficacy and safety of Betaferon® in patients with first clinical symptoms indicative of MS. Initial analysis shows high adherence of patients with first clinical signs of MS to Betaferon® treatment. More than 93% of all treated patients completed the investigational treatment period. Furthermore, over 90% of all patients completing the study have elected to continue in an open-label follow-up study with Betaferon®. The final results of the study will be presented at the congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Thessaloniki, Greece, in September 2005.

In July 2005, we successfully completed the enrollment of more than 2,100 patients with relapsing-remitting MS in the BEYOND study (Betaferon® Efficacy Yielding Outcomes of a New Dose). BEYOND compares the relative efficacy of Betaferon® 250 mcg to the BEYOND dose (Betaferon® 500 mcg). At the same time, the efficacy of Betaferon® is being evaluated in comparison to glatiramer acetate (20 mg). BEYOND is the largest ever randomized, blinded clinical MS study and is being conducted in more than 200 centers in 26 countries.

Oncology

Net sales in the Oncology business area decreased by 3%. This was mainly due to the patent expiration of Fludara® and the resulting competition from generic products in the United States. In contrast, we achieved strong growth of 11% with Bonefos®.

In May 2005, first results from the Phase III CONFIRM 1 trial with PTK/ZK were presented at the congress of the American Society of Clinical Oncology (ASCO) in Orlando, Florida. PTK/ZK demonstrated positive drug effects in patients with metastatic colorectal cancer combined with a chemotherapy as a first-line therapy. Analysis of progression-free survival, as assessed by investigators, demonstrated a significant 17% reduction in risk of disease progression. Central review assessment of primary endpoint showed a 12% reduction in risk that did not achieve statistical significance. Further analysis of the CONFIRM 1 data, including detailed evaluations of overall survival endpoints, is expected in the second half of 2006. We expect to submit the product for registration in the beginning of 2007. PTK/ZK is co-developed with Novartis AG.

In the framework of the approval process for Bonefos® in the new indication as an adjuvant oral treatment for reducing the occurrence of bone metastases in breast cancer patients, the FDA indicated in May 2005 that it would not consider approving Bonefos® for marketing until the results from an ongoing trial with 3,300 breast cancer patients, are known. Final results from that trial are expected in 2008.

Dermatology

Net sales in the Dermatology area increased by 8%. Advantan®, the top-selling product in this area, recorded an increase in net sales of 15%. In the United States, net sales of Finacea® developed well with an increase of 41%.

Performance

Gross profit in the first six months of 2005 amounted to €1,936m compared to €1,832m in the previous year (+6%). Gross margin was at 76.0%, nearly unchanged compared to the previous year. Costs of marketing and selling amounted to €796m, increasing by 3% and thus less than net sales. Engineering and administration costs declined by 2% to €247m. Research and development costs amounted to €459m, 4% above the previous year’s figure. The Other operating result decreased by €15m to €32m. An increase in the net of income and expenses from currency hedges and monetary transactions was more than offset by a number of negative effects. These included higher expenses related to our FOCUS Initiative, lower income from the reversal of provisions and an allocation to the endowment of the Schering Foundation.

In total, the operating profit in the first six months amounted to €466m, 12% above the previous year’s figure. Thus, the operating margin could be increased to 18.3% mainly due to the FOCUS measures to improve efficiency.

The financial result in the first six months amounted to €37m in comparison to €–2m in the previous year. The main reason for this increase was a gain of €43m from the sale of our 25% interest in Medac GmbH. Given an effective tax rate of 35.8%, which was 0.7 percentage points lower than in the comparison period, net profit increased by 23% to €320m. Earnings per share increased by 24% to €1.68, benefiting from the lower average amount of shares.

Liquidity and capital resources

Cash flows before working capital changes amounted to €390m, 5% above the figure for the first six months of 2004. This increase is lower than the increase in net profit, due to the fact that an income from the disposal of an investment (Medac GmbH) is not shown under cash flows from operating activities, but under cash flows used in investing activities. Working capital declined by €30m, after we had recorded an increase in working capital of €138m in the previous year’s period, based mainly on a build-up in inventories. In total, cash flows from operating activities increased by 80% to €420m.

Cash flows used in investing activities amounted to €93m, resulting particularly from the purchase of non-current assets of €123m and the purchase of marketable securities of €43m. Proceeds from disposal of non-current assets amounted to €73m, including the proceeds from the sale of our 25% interest in Medac GmbH.

Cash flows used in financing activities amounted to €180m. They included mainly the dividend payment for the fiscal year 2004. In addition, cash flows used in financing activities of the first six months 2004 (€226m) included €109m for the buyback of 2.8 million treasury shares, partly offset by a higher cash inflow from an increase in borrowings as compared to the reporting period.

Cash and cash equivalents increased to €942m compared to €785m as of December 31, 2004. The net cash position (cash and cash equivalents and marketable securities less borrowings) amounted to €992m (December 31, 2004: €780m).

Financial situation

The balance sheet total was €6,029m, 5% above the figure as of December 31, 2004. Non-current assets increased by €90m to €2,628m, due primarily to an increase in marketable securities of €68m. Current assets increased by €222m to €3,401m. Cash and cash equivalents rose by €157m or 20% to €942m, while inventories as well as receivables and other assets increased by 3% and 2%, respectively.

Total equity amounted to €3,091m, €258m or 9% above the figure as of December 31, 2004. The increase was based on the net profit for the first six months (€320m) as well as currency translation adjustments recognized directly as other comprehensive income (€158m), partly offset by the dividend payment for the fiscal year 2004 of €190m. The equity ratio improved by 1.7 percentage points to 51.3%.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2005 will amount to approximately €230m (2004: €212m). Of this investment, 46% has been allocated to Germany, 19% to the other countries of the European Union and 24% to the U.S. This will enable us to respond to changes in production requirements, to regulatory standards and to technological developments.

Acquisitions and Divestitures

In June 2005, we announced the sale of our 25% stake in Medac GmbH to the shareholders of Medac.

At the same time, we acquired the remaining 50 percent of the shares in Medac Schering Onkologie GmbH. The activities of this company are to be integrated into a new oncology business unit at Schering Deutschland GmbH, one of our German subsidiaries. The employees of Medac Schering Onkologie GmbH will be taken over by Schering Deutschland GmbH. Medac Schering Onkologie GmbH was founded in 2000 as a joint venture between Schering and Medac and focuses on the marketing of products for the treatment of hematological malignancies in Germany.

Personnel

Personnel	Q1-2/2005	Q1-2/2004	Change	Year 2004
Employees (average)	25,244	26,293	–4%	26,131
Personnel costs* (€m)	774	780	–1%	1,557

* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	June 30, 2005	June 30, 2004*	Change	December 31, 2004*
Schering AG	7,400	7,973	–7%	7,818
Europe Region	7,171	7,659	–6%	7,413
United States Region	3,808	3,645	+4%	3,747
Japan Region	1,390	1,523	–9%	1,464
Latin America/Canada Region	2,377	2,471	–4%	2,420
Asia/Pacific Region	1,585	1,495	+6%	1,444
Other employees	1,266	1,375	–8%	1,287
Total	24,997	26,141	–4%	25,593

* Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group are allocated to Other employees. The previous year’s figures have been adjusted accordingly.

The Group-wide reduction of personnel capacities further continued in the first six months of 2005. The decline in personnel occurred primarily in the areas of production, development and administration.

The significant decrease in personnel of Schering AG employees compared to last year is largely the result of personnel reduction measures at our Bergkamen and Berlin production sites. In the Europe Region, three main factors were crucial to the development of headcount figures: aside from the disposal of non-core products at our German subsidiary Jenapharm GmbH & Co. KG, headcount reduction is the result of a reduction in capacities of the research and development functions in Finland as well as the decrease in production capacities at AWAG (formerly Asche AG). The increase in personnel in the United States was mainly the result of the growing application technologies business for contrast agents of our U.S. subsidiary Medrad, Inc. In the Asia/Pacific Region, headcount increased due to the expansion of our business activities in China, Malaysia and Singapore. In the Japan Region, the headcount reduction occurred primarily in the development area as well as in marketing and sales. In contrast, the reduction in personnel in the Latin America/Canada Region was based on the reduction of administrative capacities in many of our South American subsidiaries. The changes in Other employees mainly reflects the adjustment of production and personnel capacities at our Mexican subsidiary, Proquina.

Schering AG shares

The Schering AG shares closed at €50.88 on June 30, 2005, 8% below the share price at the end of 2004. Including the 2004 dividend of €1.00 per share paid in April 2005, the performance was –6%. In the same time frame, the German share index DAX increased by 8% and the STOXX Healthcare sector index improved by 15%.

On June 30, 2005, we held a total of 4 million treasury shares, which we had bought back in 2004. At the Annual General Meeting this year, the Executive Board received authorization to acquire up to 15 million treasury shares.

At our annual analyst meeting on June 27, 2005, we provided an update on the company's strategy as well as on current business activities and the development pipeline. In addition, we confirmed our goal to increase our operating margin beyond 18% after 2006. An on-demand version of the webcast as well as the presentations can be found at www.schering.de/Investor Relations.

Schering AG share ratios
	Q1-2/2005	Q1-2/2004	Q2/2005	Q2/2004	Year 2004
Basic earnings per share (€)	1.68	1.36	0.92	0.69	2.64

	June 30, 2005	June 30, 2004	Dec. 31, 2004
Share price (€)	50.88	48.43	55.01
Market capitalization* (€m)	9,667	9,250	10,452
Total equity (€m)	3,091	2,788	2,833
Number of outstanding shares (in millions)	190	191	190

* Based on the number of outstanding shares.

Consolidated Income Statements

€m

	Q1-2/2005	Q1-2/2004*	Change	Q2/2005	Q2/2004*	Change	Year 2004*
Net sales	2,547	2,407	+6%	1,336	1,241	+8%	4,907
Cost of sales	–611	–575	+6%	–320	–299	+7%	–1,206
Gross profit	1,936	1,832	+6%	1,016	942	+8%	3,701
Costs of
marketing and selling	–796	–771	+3%	–426	–404	+5%	–1,544
engineering and administration	–247	–252	–2%	–125	–134	–7%	–522
research and development	–459	–440	+4%	–244	–227	+7%	–918
Other operating expenses/income	32	47		15	25		51
Operating profit	466	416	+12%	236	202	+17%	768
Result from investments	45	7		43	6		15
Other financial result	–8	–9		–3	–5		–24
Profit before taxes	503	414	+21%	276	203	+36%	759
Income taxes	–180	–151	+19%	–98	–71	+38%	–252
Profit for the period	323	263	+23%	178	132	+35%	507

Attributable to:
Net profit	320	261	+23%	176	131	+34%	504
Minority interest	3	2		2	1		3

Basic earnings per share (€)	1.68	1.36	+24%	0.92	0.69	+33%	2.64
Diluted earnings per share** (€)	1.68	1.35	+24%	0.92	0.68	+35%	2.63

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 16.

** Potential dilution from stock options issued as part of Long Term Incentive Plans.

Consolidated Balance Sheets

€m

Assets	June 30, 2005	December 31, 2004*
Goodwill	373	356
Other intangible assets	299	322
Property, plant and equipment	1,211	1,176
Marketable securities	301	233
Other financial assets	83	101
Deferred taxes	314	283
Other non-current assets	47	67
Non-current assets	2,628	2,538

Inventories	1,025	992
Receivables and other assets	1,434	1,402
Cash and cash equivalents	942	785
Current assets	3,401	3,179
Total assets	6,029	5,717

Equity and liabilities	June 30, 2005	December 31, 2004*

Paid-up capital	528	528
Retained earnings	2,547	2,292
Treasury shares	–4	–4
Equity before minority interest	3,071	2,816
Minority interest	20	17
Total equity	3,091	2,833

Non-current provisions	1,338	1,380
Non-current borrowings	223	199
Other non-current liabilities	33	30
Non-current liabilities	1,594	1,609
Current provisions	732	713
Current borrowings	28	39
Other current liabilities	584	523
Current liabilities	1,344	1,275
Total equity and liabilities	6,029	5,717

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 16.

Consolidated Cash Flow Statements

€m

	Q1-2/2005	Q1-2/2004*	Year 2004*
Profit for the period	323	263	507
Depreciation of non-current assets	143	134	305
Change in non-current provisions	–32	–20	–5
Other non-cash income and expense	–1	0	2
Result from disposal of non-current assets	–43	–6	–9
Cash flows before working capital changes	390	371	800
Change in inventories and receivables	12	–61	–38
Change in liabilities and current provisions	18	–77	–11
Cash flows from operating activities	420	233	751

Purchase of non-current assets	–123	–168	–290
Proceeds from disposal of non-current assets	73	29	51
Purchase and sale of marketable securities	–43	–29	–72
Proceeds from disposal of subsidiaries, net of cash disposed	–	–	0
Cash flows used in investing activities	–93	–168	–311

Dividend payments	–190	–178	–180
Change in borrowings	10	61	130
Purchase of treasury shares	–	–109	–167
Cash flows used in financing activities	–180	–226	–217

Net change in cash and cash equivalents	147	–161	223
Effects of exchange-rate movements on cash and cash equivalents	10	3	–4
Cash and cash equivalents as of January 1	785	566	566
Cash and cash equivalents as of June 30 / December 31	942	408	785

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 16.

Consolidated Statements of Changes in Equity

€m

	Paid-up capital	Other retained earnings	Currency translation adjustment	Derivative financial instruments	Actuarial losses in defined benefit pension plans	Treasury shares	Minority interest	Total equity
January 1, 2004	528	2,702	–327	16	–152	–	16	2,783
Changes in unrealized gains/losses	–	–	–	–9	–	–	–	–9
Translation adjustments	–	–	34	0	–2	–	0	32
Other comprehensive income	–	–	34	–9	–2	–	0	23
Profit for the period	–	261	–	–	–	–	2	263
Total comprehensive income	–	261	34	–9	–2	–	2	286
Dividend payments	–	–178	–	–	–	–	0	–178
First-time application of IFRS 3 “Business Combinations”	–	10	–	–	–	–	–	10
Purchase of treasury shares	–	–106	–	–	–	–3	–	–109
Purchase of treasury shares and issue to employees	–	–4	–	–	–	–	–	–4
June 30, 2004	528	2,685	–293	7	–154	–3	18	2,788

January 1, 2005	528	2,876	–403	29	–210	–4	17	2,833
Changes in unrealized gains/losses	–	–	–	–25	–	–	–	–25
Translation adjustments	–	–	158	1	–4	–	0	155
Other comprehensive income	–	–	158	–24	–4	–	0	130
Profit for the period	–	320	–	–	–	–	3	323
Total comprehensive income	–	320	158	–24	–4	–	3	453
Dividend payments	–	–190	–	–	–	–	0	–190
Purchase of treasury shares and issue to employees	–	–5	–	–	–	–	–	–5
June 30, 2005	528	3,001	–245	5	–214	–4	20	3,091

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information on page 16.

Segment Reporting

€m

Q1-2/2005	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	1,725	497	1,228	+4%	605	+5%	326	+3%
United States Region	619	3	616	+9%	225	+18%	63	+37%
Japan Region	210	–	210	–5%	76	+3%	35	0%
Latin America/Canada Region	233	26	207	+15%	82	+15%	42	+24%
Asia/Pacific Region	121	4	117	+5%	50	+2%	19	–21%
Other Activities	185	16	169	+17%	51	+13%	31	>100%
thereof: Dermatology	112	2	110	+8%	28	+40%	21	>100%
Segment total	3,093	546	2,547	+6%	1,089	+8%	516	+10%
Research and development expenses	–	–	–	–	–459	+4%	–	–
Central production overhead and production variances	–	–	–	–	–114	+18%	–	–
Other	–	–	–	–	–50	–2%	–50	–2%
Schering AG Group	3,093	546	2,547	+6%	466	+12%	466	+12%

€m

Q1-2/2004**	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	1,666	482	1,184	+7%	574	+13%	316	+23%
United States Region	568	3	565	–1%	191	+6%	46	+12%
Japan Region	220	–	220	–4%	74	–24%	35	–24%
Latin America/Canada Region	207	26	181	+9%	71	+13%	34	>100%
Asia/Pacific Region	117	5	112	+13%	49	+20%	24	+60%
Other Activities	158	13	145	–12%	45	–15%	12	+100%
thereof: Dermatology	103	1	102	+3%	20	–9%	3	0%
Segment total	2,936	529	2,407	+3%	1,004	+7%	467	+23%
Research and development expenses	–	–	–	–	–440	+1%	–	–
Central production overhead and production variances***	–	–	–	–	–97	–23%	–	–
Other	–	–	–	–	–51	–	–51	–
Schering AG Group	2,936	529	2,407	+3%	416	+10%	416	+10%

* Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, transfers from our centralized production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

** Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the particular business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

***The majority of our foreign production sites are now assigned to a global responsibility. Accordingly, the position “Central production overhead and production variances” contains amounts, which in the past were reported within the segment performance of the Regions. The previous year’s figures for the Central production overhead and production variances as well as for the segment performance have been adjusted accordingly.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply – with the following exception – the same valuation and accounting policies as in the preparation of our Annual Financial Statements 2004.

As of January 1, 2005, we have adopted the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”. We exercise the option included therein to recognize actuarial gains and losses directly in equity in the period in which they occur. This treatment provides for the complete representation of pension liabilities in the balance sheet. The comparability to the previous year is not affected, as we have adjusted the previous year’s figures accordingly. Thereby, the operating profit for 2004 increased by €7m. As of December 31, 2004 provisions for pensions increased by €320m, equity decreased by €193m, and the deferred tax assets increased by €127m.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (Basis: 1€)		Average rate (Basis: 1€)
	June 30, 2005	June 30, 2004	Q1-2/2005	Q1-2/2004
U.S. dollar	1.21	1.22	1.28	1.22
Pound sterling	0.67	0.67	0.68	0.67
Brazilian real	2.85	3.78	3.22	3.66
Japanese yen	133.95	132.40	135.82	132.22

Outlook

For fiscal year 2005, we expect a currency adjusted net sales increase in the mid single-digit range and a further increase in our profitability.

We expect a continuous strong double-digit growth of Yasmin®.

On the basis of the good sales development in the first six months of the year, we forecast that net sales of Betaferon® will increase in the high single-digit range in local currencies.

Our U.S. business should increase in the double-digit range in local currency.

For fiscal year 2005, we expect that the operating margin will increase and be in the range of 16.5% to 17%.

Berlin, July 21, 2005

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on July 21, 2005, the Interim Report Q1-2/2005 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, July 21, 2005

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors, including product liability or other liability claims;

  factors relating to the implementation of strategic, operational and organizational initiatives;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

[1] All narrative refers to sales growth rates at constant exchange rates unless otherwise indicated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: July 22nd, 2005